Exhibit 99.2

RYDER SCOTT COMPANY		FAX (403) 262-2790
RYDER SCOTT COMPANY
1200, 530 – 8TH AVENUE S.W.	CALGARY, ALBERTA T2P 3S8	TELEPHONE (403) 262-2799

January 19, 2007

Northrock Resources Ltd.
(A wholly owned subsidiary of Pogo Producing Company)
Suite 3500, 700 Second Street S.W.
Calgary, Alberta
T2P-2W2

Attention:	Mr. Dave Pearce, President
Mr. Dan Long, Vice President Corporate Development
Mr. Dave Beathard, Senior Vice President Engineering

Gentlemen:

At your request, Ryder Scott Company (Ryder Scott) has audited estimates of the remaining proved hydrocarbon liquid and natural gas reserves attributable to certain properties of Northrock Resources Ltd. (Northrock), as of December 31, 2006, as prepared by its engineering and geological staff and based on Securities and Exchange Commission (SEC) guidelines.  The properties that we reviewed are located in the provinces of Alberta, British Columbia, and Saskatchewan, Canada.

The net reserves attributable to the properties that we reviewed account for 93.1 percent of the total net remaining liquid hydrocarbon reserves 85.7 percent of the total net remaining gas reserves.  The properties that we reviewed represent 90.9 percent of the total proved discounted future net income based on the unescalated pricing policy of the SEC as taken from reserve and income projections prepared by Northrock as of December 31, 2006.

The estimated reserves presented in this report are related to hydrocarbon prices.  Northrock has informed us that in the preparation of their reserve and income projections, as of December 31, 2006, they used December 31, 2006 hydrocarbon prices as required by SEC guidelines; however, actual future prices may vary significantly from December 31, 2006.  Therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report.  The estimated net reserves attributable to Northrock’s interest in properties that we reviewed and the reserves of properties that we did not review are summarized as follows:

SEC CASE
Estimated Net Remaining Reserves
Attributable to Certain Properties of
Northrock Resources Ltd.
As of December 31, 2006

		Proved
	Developed		Total
	Producing	Non-Producing	Undeveloped	Proved
Net Reserves of Properties Reviewed by Ryder Scott
Oil/Condensate — MSTB	45,462	2,001	6,261	53,724
Plant Products — MSTB	4,965	140	1,330	6,435
Gas — MMcf	191,872	12,913	67,944	272,729

1200, 530 - 8TH AVENUE, S.W.	CALGARY, ALBERTA T2P 3S8	TEL (403) 262-2799	FAX (403) 262-2790

621 17TH STREET, SUITE 1550	DENVER, COLORADO 80293-1501	TEL (303) 623-9147	FAX (303) 623-4258

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Reserves of Properties Not Reviewed by Ryder Scott
Oil/Condensate — MSTB	2,467	76	975	3,518
Plant Products — MSTB	803	4	133	940
Gas — MMcf	31,214	793	13,580	45,587

Total Net Reserves
Oil/Condensate — MSTB	47,929	2,077	7,236	57,242
Plant Products — MSTB	5,768	144	1,463	7,375
Gas — MMcf	223,086	13,706	81,524	318,316

Liquid hydrocarbons are expressed in standard 42 gallon barrels.  All gas volumes are expressed in millions of cubic feet (MMcf) at the official temperature and pressure bases of the areas in which the gas reserves are located.

The proved developed non-producing reserves attributable to the total properties are comprised of shut-in and behind pipe reserves.

The proved reserves, which are attributable to the properties that we reviewed, conform to the definition as set forth in the Securities and Exchange Commission’s Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins.  The proved reserves are defined as follows:

Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing operating conditions, i.e., prices and costs as of the date the estimate is made.  Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalation based on future conditions.  Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test.  In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test.  The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data.  In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.  Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met:  (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense.  Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids.  Proved natural gas reserves are comprised of non-associated, associated and dissolved gas.  An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and for the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale.  Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground or surface storage.  Proved reserves are estimates of hydrocarbons to be recovered from a given date forward.  They may be revised as hydrocarbons are produced and additional data become available.  Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.  Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved developed reserves may be subcategorized as producing or non-producing using the SPE/WPC Definitions:

Producing
Reserves sub-categorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate.  Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Non-Producing
Reserves sub-categorized as non-producing include shut-in and behind pipe reserves.  Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons.  Behind pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production.

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.  Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled.  Proved reserves for other undrilled units can be claimed only where it can be demonstrated with reasonable certainty that there is continuity of production from the existing productive formation.  Estimates for proved undeveloped reserves are attributable to any acreage for which an application of fluid injection or other improved technique is contemplated, only when such techniques have been proved effective by actual tests in the area and in the same reservoir.

Review Procedure and Opinion

In our opinion, Northrock’s estimates of future reserves for the reviewed properties were prepared in accordance with generally accepted procedures for the estimation of future reserves, and we found no bias in the utilization and analysis of data in estimates for these properties. In some instances our estimates were higher or lower than Northrock’s; however, in general, we were in reasonable agreement with Northrock’s estimates of remaining proved reserves for the properties which we reviewed.

Certain technical personnel of Northrock are responsible for the preparation of reserve estimates on new properties and for the preparation of revised estimates, when necessary, on old properties.  These personnel assembled the necessary data and maintained the data and workpapers in an orderly manner.  We consulted with these technical personnel and had access to their workpapers and supporting data in the course of our review.

In performing our review, we have relied upon data furnished by Northrock with respect to property interests owned, production and well tests from examined wells, geological structural and isopach maps, well logs, core analyses, and pressure measurements.  These data were accepted as authentic and sufficient for determining the reserves unless, during the course of our examination, a matter of question came to our attention in which case the data were not accepted until all questions were satisfactorily resolved.  Our review included such tests and procedures as we considered necessary under the circumstances to render the conclusions set forth herein.

The operating costs for the leases and wells were based on the operating expense reports of Northrock and include only those costs directly applicable to the leases or wells. These operating costs have not been verified by Ryder Scott. Northrock has informed us that the operating costs for Northrock operated properties do not include general and administrative overhead charges; whereas, administrative overhead charges billed by third parties were included in the operating costs used for leases and wells which are not operated by Northrock. The current operating and development costs supplied by Northrock were used by Ryder Scott without escalation.

Other Properties

Other properties, as used herein, are those properties of Northrock which we did not review.  The reserves attributable to the other properties account for 6.9 percent of the total net remaining oil/condensate reserves and 14.3 percent of the total net remaining gas reserves.  The same technical personnel of Northrock prepared the reserve estimates for the properties that we reviewed and for the other properties.

Future Production Rates

Initial production rates are based on the current producing rates for those wells now on production. Test data and other related information were used to estimate the anticipated initial rates for those wells or locations which are not currently producing. If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated. The future anticipated decline was then applied to depletion of the reserves. If a decline trend has been established, this trend was used as the basis for estimating future production rates. For reserves not yet on production, sales were estimated to commence at an anticipated date of initial production which was furnished by Northrock.

The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in the estimates of their future production rates.

Reserve Estimates

In general, the reserves for the properties that we reviewed were estimated by performance methods or the volumetric method or analogy. The reserve estimates by the performance method utilized extrapolations of various historical data in those cases where such data were definitive.  Reserves were estimated by the volumetric method in those cases where there were inadequate historical data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate and the volumetric data were adequate for a reasonable estimate.

The reserves presented herein, as estimated by Northrock and reviewed by us, are estimates only and should not be construed as being exact quantities.  Moreover, estimates of reserves may increase or decrease as a result of future operations.

General

In general, the reserve estimates for the properties that we reviewed are based on data available through December 2006.  Gas imbalances, if any, were not taken into account in the gas reserve estimates reviewed.

Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

This report was prepared for the exclusive use and sole benefit of Northrock Resources Ltd. and may not be put to other use without our prior written consent for such use.  The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices.  Please contact us if we can be of further service.

Yours very truly,

RYDER SCOTT COMPANY-CANADA

Original signed by “Andrew J. Thompson, P.Eng.”

Andrew J. Thompson, P.Eng.
Managing Senior Vice President